Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

February 13, 2025

Re:	MoneyLion Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-39346

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	David Irving

Mark Brunhofer

David Gessert

Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, MoneyLion Inc., a Delaware corporation (“MoneyLion” or the “Company”), we are writing to provide an update with respect to the prior letter sent on behalf of the Company on December 30, 2024 (the “Prior Response Letter”), responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2023 contained in the Staff’s letter dated September 12, 2024.

Set forth below are MoneyLion’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by MoneyLion’s responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1. We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. In future filings, please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly. Please provide draft disclosure.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it intends to add the following draft disclosure to its next Form 10-K for the fiscal year ended December 31, 2024 as well as cross-references where appropriate:

“Due to unfamiliarity and negative publicity associated with digital asset-related businesses, existing and potential users of MoneyLion Crypto may lose confidence in digital asset-related products and services, which could negatively affect our business.

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Digital assets and related products and services are relatively new. Since the inception of digital assets, various market participants and platforms have gone bankrupt, been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, the customers of these platforms were not compensated or made whole for their losses. Digital asset platforms are appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions. In February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over $800 million of customer assets. The failure of several prominent digital trading venues and lending platforms, such as FTX, Celsius Networks, Voyager, and Three Arrows Capital, in 2022 impacted and may continue to impact the markets for digital assets. In addition, there have been reports that a significant amount of digital asset trading volume on digital asset platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States.

Negative perception, a lack of stability and standardized regulation in the digital asset markets, and the closure or temporary shutdown of digital asset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may continue to reduce confidence or interest in digital assets and result in greater volatility of the prices of assets, including significant depreciation in value. Other impacts include, but are not limited to, the ongoing financial distress and bankruptcy of certain digital asset market participants, reputational harm to digital asset market participants, heightened scrutiny by regulators and lawmakers, and calls for increased regulation of digital assets. While we do not have any known material financial exposure to other digital asset market participants that faced insolvency and liquidity issues, experienced excessive redemptions or suspended redemptions or withdrawals of digital assets, allegedly mishandled customer funds, or experienced significant corporate compliance failures, existing and potential users of MoneyLion Crypto may lose confidence in digital asset-related products and services, which could negatively affect or cause reputational harm to our business.”

2. We note your references throughout to "virtual currencies," "digital assets," "cryptocurrency" and "crypto assets." We also note your disclosure under the risk factor heading "Risks Relating to Regulation" on page 44 that "[a]s used herein, the terms "cryptocurrency," "crypto asset," "digital asset" and "virtual currency" are intended to be consistent with one another unless specifically noted otherwise." To the extent you are using these terms interchangeably, please revise your disclosure in future periodic reports to use one term. If these terms are instead being used to mean different things, please revise to define each term on first use.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in connection with the review of the Company’s next annual report on Form 10-K and in other future periodic reports, the Company will utilize a single term to refer to this concept.

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3. We note your disclosure that Zero Hash is primarily liable for the digital asset activities associated with MoneyLion Crypto customers, including custody, trading and pricing of crypto assets. Please provide us a detailed analysis supporting whether or not you have a crypto asset safeguarding liability and associated asset through an agency relationship with Zero Hash. Your analysis should include how you considered the regulatory, technological, and legal risks as well as exposure to loss. In your analysis, describe for us both a purchase and holding of crypto assets transaction as well as a sale of crypto assets transaction. For these transactions, explain how they are initiated, which party controls the crypto assets throughout and how cash flows through the various brokerage accounts.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that because digital assets have historically constituted an immaterial portion of the Company’s business and given the rescission of Staff Accounting Bulletin, No. 121, including on a retroactive basis, effective as of January 30, 2025, the Company does not believe that additional disclosure is required.

4. In future filings please revise to clarify how Zero Hash will custody or store crypto assets purchased by your customers. Without limitation, your disclosure should address:

●	Whether the crypto assets will be held in wallets unique to individual customers or whether they may be comingled in a wallet or wallets with the crypto assets of another customer or any other party;

●	For any crypto assets comingled or held in omnibus wallets, describe how the omnibus wallets function, how records of customer accounts are maintained and how disputes among customers to the assets in the wallets are resolved;

●	Whether the crypto assets will be held in hot or cold wallets; and

●	For any crypto assets held in cold wallets, describe the geographic location of the facilities where the crypto assets are held and describe the security precautions Zero Hash takes in controlling access to crypto assets custodied in cold wallets.

Additionally, provide a cross reference to related risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it intends to add the disclosure indicated in bold below in its next Form 10-K for the fiscal year ended December 31, 2024 as well as cross-references where appropriate:

“Opening Zero Hash accounts, approving Zero Hash customers, the Zero Hash User Agreement, supervising Zero Hash accounts used for the custody of digital assets and the digital asset transactions themselves are all within the exclusive control of Zero Hash. Zero Hash maintains all liability for the money transmission, custody and transfer services provided pursuant to the Zero Hash User Agreement, and further assumes all liability with respect to their provision of digital asset services, the purchase and sale of digital assets, customer claims regarding Zero Hash’s settlement of digital assets and Zero Hash’s failure to comply with applicable law related to the trading, settlement and custodian services it provides to customers. Zero Hash is the custodian of all customer digital assets and utilizes omnibus wallets, generally on a per asset basis. Zero Hash sources digital assets from a set of liquidity providers upon each customer-requested transaction. However, the delivery of those assets may occasionally be delayed. To allow customers instant access to purchased digital assets, Zero Hash also holds an inventory of digital assets in omnibus wallets for the purpose of immediate delivery.

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As we are not directly involved in the custody, trading or pricing of any digital assets and instead enable Zero Hash to offer its digital asset services to MoneyLion Crypto customers, we do not maintain insurance policies covering the digital assets in which MoneyLion Crypto customers transact. Our direct arrangement with Zero Hash obligates Zero Hash to maintain all applicable licenses and to comply with applicable law and also specifically requires Zero Hash to indemnify us for, among other things, all liabilities, losses, expenses and costs arising out of, in connection with or relating to (a) Zero Hash’s failure to perform or comply with the provisions of the agreement, (b) Zero Hash’s digital assets business and their provision of digital asset transaction services, (c) any claims or disputes between Zero Hash and a customer with respect to the purchase and sale of digital assets and (d) any failure by Zero Hash to comply with, or perform any action required by, applicable laws, rules and regulations. The Company understands from Zero Hash that all customer records are maintained in a Zero Hash ledger, reconciled daily and that assets are held 1:1 and are never leveraged. As a result, Zero Hash has not experienced disputes among customers since the full amount of custodied assets is always held for that customer. However, Zero Hash is not required to indemnify us or MoneyLion Crypto customers for any risk of loss related to customers’ underlying digital assets, nor is Zero Hash required to maintain an insurance policy with respect to the digital assets of MoneyLion Crypto customers custodied with Zero Hash. Zero Hash maintains both multi-party computation (i.e., “warm”) wallets and cold wallets for the custody of customer digital assets. Zero Hash’s wallet technology provider, Fireblocks, is SOC 2 Type II certified by Ernst & Young and undergoes a SOC 2 Type II review on an annual basis, as well as regular penetration testing by third-party firms to evaluate the Fireblocks security architecture. Fireblocks also maintains an insurance policy which has coverage for technology, cyberattacks and professional liability and is rated “A” by A.M. Best based on the strength of the policy. Zero Hash has a custodial agreement with Coinbase Trust Company, LLC, which is based in the State of New York and chartered by the New York Department of Financial Services, for the provision of cold wallet storage and related services.

Zero Hash maintains separate insurance coverage for any risk of loss with respect to the digital assets that they custody on behalf of customers. Such insurance coverage is designed to help in the event of a covered loss but is not guaranteed to fully cover all custodied digital assets, and therefore as a result, customers who purchase digital assets through MoneyLion Crypto may suffer losses with respect to their digital assets that are not covered by insurance and for which no person is liable for damages and may have limited rights of legal recourse in the event of such loss. For additional information, see Part I, Item 1A “Risk Factors — Risks Relating to Regulation — States may require that we obtain licenses that apply to blockchain technologies and digital assets” and “Risk Factors — Risks Relating to Regulation — Due to unfamiliarity and negative publicity associated with digital asset-related businesses, existing and potential users of MoneyLion Crypto may lose confidence in digital asset-related products and services, which could negatively affect our business.”

5. We note the statement that "[r]egulatory guidance... around issues like whether a digital asset may be considered a 'security' under the federal securities laws has been unclear." In future filings please remove or revise this statement in light of the fact that the legal tests are well established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: In connection with the review of the Company’s next annual report on Form 10-K, the Company advises the Staff that it will undertake to assess the wording of this risk factor and to make appropriate updates or revisions as necessary.

6. Please revise future filings to disclose revenues by the revenue streams discussed on page 63 - RoarMoney Banking, Instacash, Membership Programs, Moneylion Investing, and MoneyLion Crypto - and show us what your disclosure will look like for the periods presented in your response. Separately provide this level of revenue disaggregation in your financial statements as required by ASC 606-10-50-5.

Response: The Company respectfully acknowledges the Staff’s comment. As previously noted in its letter dated November 26, 2024, the Company revised its disclosure on pages 6-7 and 30-31 of the Company’s Q3 2024 10-Q to further disaggregate the presentation of the Company’s consumer revenue.

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7. Please revise future filings to include the disclosure requirements in ASC 326-20-50 for enterprise receivables and show us what your disclosure will look like in your response.

Response: The Company respectfully acknowledges the Staff’s comment. As previously noted in its letter dated November 26, 2024, the Company advises the Staff that its allowance for enterprise receivables, which represented approximately 1.5% of the Company’s outstanding enterprise receivables as of December 31, 2023 and less than 0.5% of the Company’s outstanding enterprise receivables as of September 30, 2024, are not material to the Company. Accordingly, the Company does not believe that additional disclosure is required pursuant to ASC 326-20-50.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

cc:	Richard Correia

Adam VanWagner

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